SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or the Netherlands

12 March 2003

Six Continents PLC: Board Committee

Given the speculation concerning possible approaches, the Board of Six Continents PLC (“Six Continents”) considers it may be helpful to expand upon its statement of 6 March, in particular concerning the key comments in relation to the process regarding approaches or proposals made for any part of the business or for Six Continents as a whole.

The Board of Six Continents has given an explicit and public commitment that it will seriously consider any proposal that might be attractive to shareholders and that has a reasonable prospect of delivery.

The Board of Six Continents confirms there is an established process for these matters and that it has an independent committee (the "Committee") which is tasked with overseeing the process in respect of approaches or proposals, if any, made for any part of the business, or for Six Continents as a whole prior to the proposed demerger. The Committee’s mandate is to advise and provide recommendations to the Six Continents Board as appropriate.

The Committee is chaired by Roger Carr (Senior Non-Executive Director of Six Continents) and comprises David Webster (who is to be appointed Deputy Chairman of InterContinental Hotels Group upon separation) and Robert Larson (a Non-Executive Director of Six Continents).

Enquiries:

Tim Clarke Richard North	020 7409 1919

Fiona Antcliffe Sophie Fitton	020 7404 5959

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “target”, “expect”, “intend”, “believe” or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

This announcement does not constitute an offer or invitation to purchase securities.

Schroder Salomon Smith Barney is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and any offer for Six Continents and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC and to nobody else in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the separation and return of capital, the Admissions or any offer. “Schroder” is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International Limited.

Merrill Lynch International is acting for Six Continents and for no-one else in connection with any offer for Six Continents and will not be responsible to anyone other than Six Continents for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to any offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	12th March 2003